SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of April, 2003

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:     Directorate Change announcement released 11 April 2003





Friday 11 April 2003



PRUDENTIAL PLC BOARD CHANGES



Prudential plc announced today the appointment of Kathleen O'Donovan as a non-executive director with effect from 8 May 2003, following the conclusion of its Annual General Meeting.

Ms O'Donovan (age 45) holds non-executive directorships of the Bank of England, EMI and Great Portland Estates. She is Chairman of the audit committees of both the Bank of England and EMI. Previously she was Finance Director at BTR and Invensys from 1991 to 2002, and prior to this, she was a partner at Ernst & Young.

At the same time, Sir David Barnes will step down from Prudential Plc's board, having served on it for over four years.

David Clementi, Chairman of Prudential, said "I would like to thank David for his invaluable contribution during his time on the Board and to welcome Kathleen to the Board."



                                     -ENDS-




Enquires to:
Media                                   Investors/Analysts
Geraldine Davies    020 7548 3911       Rebecca Burrows           020 7548 3537
Ben Forsyth         020 7548 3500       Laura Presland            020 7548 3511









                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 11 April 2003

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Steve Colton,
                                              Group Head of Media Relations